

Mail Stop 3561

October 9, 2009

William Lewis
Chief Executive Officer
Hall Tees, Inc.
7405 Armstrong
Rowlett, Texas 75088

> Re: **Hall Tees, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed on October 2, 2009**
> **File No. 333-150829**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1. We note your response to our letter dated August 11, 2009, and we reissue the comment. Please cite the specific legal basis, such as applicable state law, for each of your assertions that, "(1) Until the checks are negotiated (deposited in our account) they are legally the funds of the Payor; (2) the checks are held by us in a

capacity of trust and can only be turned over to the Company when the minimum subscription is met; and, (3) until cashed and deposited in our general account, they would not be assets of the Company and therefore would not be within reach of creditors." Otherwise, please add a risk factor.

Management's Discussion and Plan of Operations, page 16

2.   We note your response to comment three of our letter dated August 11, 2009, and we reissue the comment. Your statement on page 16 that "[u]pon approval of this registration statement the funds will be available to the Company" does not appear correct in light of the statement confirmed in your letter dated August 11, 2009 that "[u]ntil we reach the minimum offering we would not be entitled to the funds nor legally able to access them." Please remove the statement from page 16 or advise.

Changes in and Disagreements with Accountants, page 20

3.   We note that your accountants have changed due to a merger effective October 1, 2009. Disclosures required by Item 304 of Regulation S-K must be presented if there was a change in accountants during the two most recent fiscal years and any subsequent interim period for companies that file an initial registration statement. Please revise your disclosure.

Consolidated Statements of Operations, page F-2

4.   We note that you had interest expense of $1,227 for the six months ended June 30, 2008 while only $32 for the six months ended June 30, 2009. It appears that there have been no changes to your capital lease or any interest bearing liabilities. Please explain the credit you have recorded and revise your disclosure appropriately.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: J. Hamilton McMenamy, Esq.
Fax (214) 550-8179